Exhibit 3(ii)

Article V, Section 3 of the Company’s Bylaws was deleted in its entirety and replaced with the following:

Fiscal Year.  The fiscal year of the Corporation shall commence on the Sunday which follows the Saturday closest to December 31 each year and shall end on the Saturday closest to December 31 each year.